SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                            Double Hull Tankers, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    Y21110104
                                 (CUSIP Number)

                                October 13, 2005
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y21110104                 13G                    Page 2 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Ospraie Management, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,550,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,550,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,550,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y21110104                 13G                    Page 3 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Ospraie Holding I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,550,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,550,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,550,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y21110104                  13G                   Page 4 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Ospraie Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,550,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,550,000
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,550,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y21110104                 13G                    Page 5 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Dwight Anderson
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                1,550,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,550,000
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,550,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y21110104                 13G                    Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Double Hull Tankers, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 26 New Street, St. Helier, Jersey JE23RA, the Channel Islands.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Ospraie Management, LLC, a Delaware limited liability company ("Investment Manager"), which serves as investment manager to The Ospraie Portfolio Ltd. ("Portfolio"), a Cayman Islands exempted company, with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by Portfolio;
          (ii) Ospraie Holding I, L.P., a Delaware limited partnership ("Ospraie Holding"), which serves as the managing member of Investment Manager, with respect to the shares of Common Stock directly owned by Portfolio;
         (iii) Ospraie Management, Inc., a Delaware corporation ("Ospraie Management"), which serves as the general partner of Ospraie Holding, with respect to the shares of Common Stock directly owned by Portfolio;
          (iv) Dwight Anderson ("Mr. Anderson"), the sole shareholder of Ospraie Management, with respect to the shares of Common Stock held by Portfolio.

                The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. Y21110104                 13G                    Page 7 of 10 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 780 Third Avenue, 42nd Floor, New York, New York 10017, U.S.A.

Item 2(c).     Citizenship:

     Investment Manager is a limited liability company organized under the laws of the State of Delaware. Ospraie Holding is a limited partnership organized under the laws of the State of Delaware. Ospraie Management is a corporation organized under the laws of the State of Delaware. Mr. Anderson is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Double Hull Tankers, Inc., Common Stock, $0.01 par value (the "Common
Stock")

Item 2(e).  CUSIP Number:
     Y21110104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule
                   13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.[X]

CUSIP No. Y21110104                  13G                   Page 8 of 10 Pages

Item 4.   Ownership.

      A. Ospraie Management, LLC
              (a) Amount beneficially owned: 1,550,000 shares of Common Stock.
              (b) Percent of class: 5.2% The percentages used herein and in the rest of Item 4 are calculated based upon the 30,006,250 shares of Common Stock issued and outstanding as of October 13, 2005 as reflected in the Company's Form 424B1, dated October 13, 2005.
              (c) Number of shares as to which such person has:
                 (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 1,550,000
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     1,550,000

      B. Ospraie Holding I, L.P.
              (a) Amount beneficially owned: 1,550,000 shares of Common Stock.
              (b) Percent of class: 5.2%
              (c) Number of shares as to which such person has:
                 (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 1,550,000
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     1,550,000

      C. Ospraie Management, Inc.
              (a) Amount beneficially owned: 1,550,000 shares of Common Stock.
              (b) Percent of class: 5.2%
              (c) Number of shares as to which such person has:
                 (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 1,550,000
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     1,550,000

      D. Dwight Anderson
              (a) Amount beneficially owned: 1,550,000 shares of Common Stock.
              (b) Percent of class: 5.2%
              (c) Number of shares as to which such person has:
                 (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 1,550,000
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     1,550,000

CUSIP No. Y21110104                 13G                    Page 9 of 10 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Investment Manager, in its capacity as the investment manager to Portfolio, has the power to direct the investment activities of Portfolio, including decisions with respect to the disposition of the proceeds from the sale of Common Stock. Ospraie Holding is the managing member of the Investment Manager and in that capacity directs its operations. Ospraie Management is the general partner of Ospraie Holding and in that capacity directs its operations. Mr. Anderson is the president and sole shareholder of Ospraie Management and in that capacity, directs its operations. The shareholders of Portfolio have the right to participate in the dividends from, or proceeds from the sale of, Common Stock held by Portfolio in accordance with their ownership interests in Portfolio.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y21110104                13G                    Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  October 19, 2005

                                   OSPRAIE MANAGEMENT, LLC
                                   By:  Ospraie Holding I, L.P.,
                                        its Managing Member

                                   By:  Ospraie Management, Inc.,
                                        its General Partner

                                   By:  /s/ Dwight Anderson
                                        --------------------------
                                        Dwight Anderson
                                        President

                                   OSPRAIE HOLDING I, L.P.
                                   By:  Ospraie Management, Inc.,
                                        its General Partner

                                   By:  /s/ Dwight Anderson
                                        --------------------------
                                        Dwight Anderson
                                        President

                                   OSPRAIE MANAGEMENT, INC.,

                                   By:  /s/ Dwight Anderson
                                        --------------------------
                                        Dwight Anderson
                                        President

                                   DWIGHT ANDERSON

                                   /s/ Dwight Anderson
                                   -------------------------------